UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [January] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    X    )                 No        Form 40-F (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )                 No (    X    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated January 24, 2005. Attached is English language version of the notice.

The following table sets forth the summary of Decision on disposal of fixed asset.

	1. The objective for disposal	Bundang Building (Gyeonggi-do Seongnam City, Bundang-gu Seohyeon-dong)

	2. Scale of the objective for disposal	Ground: 968.7m2, Total floor space: 7,747.77m2

	3. Amount of disposal (KRW)	11,550,000,000

	- Total amount of assets for the latest fiscal year of concerned (KRW)	195,881,858,466

	- Comparison to total amount of assets (%)	5.9

	4. Evaluation amount of fixed asset of concerned (KRW)	7,146,017,964

	5. Opposite of transactions	Shinyoung Corporation

	- Relationship with company	-

	6. Purpose of disposal	Concentrate on core business by selling unprofitable fixed asset

	7. Expected date of disposal	January 24, 2005

	8. Method of disposition	Disposal of possessed firsthand asset

	9. Resolution date of board of directors	January 24, 2005

- Attendance of outside directors	Present (No)	2
	Absent (No)	1

	- Attendance of auditors	Yes

	10. Applicability of Fair Trade Act	No

	11. Others

- Total amount of assets at the end of the latest fiscal year in item 3 and evaluation amount of fixed asset of concerned in item 4 is based on the end of September 2004 because the end of the fiscal year 2004 did not settle the accounts yet.

- The final payment date is February 28, 2005. However, This case related to disposal of fixed asset for the above mentioned shall be postpone by mutual consent within March 20, 2005 when the recognition of financial supervisory authorities for the asset liquidation planning by the one who purchase was delayed and this contract shall be released under responsibility by Shinyoung corporation from the reason of company reorganization procedure and bankruptcy procedure and so forth.

	☐ Date of relevant disclosure	-

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

3